Testing the Waters Materials Related to Series #DLAND1

From the Rally App:

#DLAND1

DECENTRALAND 2X2 ESTATE NFT BUNDLE

C.O.A. | SPECS

FINANCIALS

Initial Offering Share Price	$10.00
Number of Shares	17,000
Initial Offering Market Cap.	$170,000
Storage Location	Rally MetaMask Institutional Wallet

ASSET SPECIFICATIONS

#DLAND1 | $170K

SIMILAR ASSET SALES | TRADING ON RALLY

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The interactive Comparable Asset Value Chart (the “Chart”) plots historical sales of assets comparable to the Underlying Asset, showing price values on the vertical axis against time on the horizontal axis.  The prices reflected on the Chart are not adjusted for inflation.  Users of the Platform can opt to display varying ranges of time on the Chart’s horizontal axis, from one month to one year or longer to the extent such data are available.  If multiple comparable asset sales occurred on a single day, the Chart provides an average for that day.  By hovering over the points on the Chart, users can view price and date of sale represented by each point.

COMING SOON

RSE Archive, LLC is "testing the waters" to gauge market demand from potential investors for an Offering under Tier II of Regulation A. No money or other consideration is being solicited, and if sent in response, it will not be accepted. No sales of securities will be made or commitment to purchase accepted until qualification of the offering statement by the Securities and Exchange Commission (the “Commission”) and approval of any other required government or regulatory agency. An indication of interest made by a prospective investor is non-binding and involves no obligation or commitment of any kind. No offer to buy securities can be accepted and no part of the purchase price can be received without an Offering Statement that has been qualified by the Commission. "Share" or "Stock" refers to interests in a series of RSE Archive, LLC. This communication does not constitute a solicitation to purchase or an offer to sell securities - visit our website rallyrd.com for full terms & conditions. Full details and disclaimers on http://rallyrd.com/disclaimer.

DESCRIPTION OF SERIES DECENTRALAND ESTATE 2X2 NFT BUNDLE

Investment Overview

•Upon completion of the Series #DLAND1 Offering, Series #DLAND1 will purchase a Decentraland Estate 2X2 Bundle with 4 LAND NFTs for Series #DLAND1 (The “Series Decentraland Estate 2X2 NFT Bundle” or the “Underlying Asset” with respect to Series #DLAND1, as applicable), the specifications of which are set forth below.

•Non-fungible tokens (NFT) are unique digital assets that exist on a blockchain (a distributed public ledger) and are used to represent tangible and intangible items such as art, sports highlights, and virtual avatars.

•According to the Decentraland website: “Decentraland is a decentralized virtual reality platform powered by the Ethereum blockchain. Within the Decentraland platform, users can create, experience, and monetize their content and applications.”

•The Underlying Asset is a Decentraland Estate 2X2 Bundle with 4 LAND NFTs.

Asset Description

Overview & Authentication

•Decentraland was founded in 2015 by Manuel Araoz, Esteban Ordano, Ari Meilich, and Yemel Jardi. The four of them lived in a house in Buenos Aires called “Voltaire House,” a hot-spot for techies to discuss ideas and philosophy. “Heavily inspired” by the video game ‘Second Life,’ the group began developing “a completely transparent 'game’/experience, something that is open source and regulated by its community.”

•In 2017, the team released a whitepaper for the project, declaring “an intention to build a traversable world governed by the community and featuring an on-chain economy.”

•On August 17, 2017, Decentraland opened an ICO (Initial Coin Offering), seeking to raise ~$26M in ETH. It took just 35 seconds to sell out.

•In 2018, Decentraland built a software development kit to place the power to build projects in Decentraland in the hands of developers. The same year, the marketplace for LAND was introduced.

•In December 2018, Binance announced a collaboration with Decentraland, allowing players to use the Binance Coin to bid in Decentraland’s LAND auction.

•In February 2019, Decentraland announced via its blog: “Decentraland is working with HTC to offer the Decentraland Marketplace on the EXODUS 1, the world’s first blockchain-enabled phone”

•In January 2020, Decentraland opened to the wider public, “kicking off the occasion with a massive treasure hunt that offered the opportunity to win CryptoKitties, Axies, and tokens,” according to readthegeneralist.com.

•In July 2020, Decentraland announced via its blog: “Decentraland and Samsung Blockchain team up to accelerate the NFT space”

•By 2021, Decentraland had around 20,000 monthly active users, a number which surpassed 50,000 in the first quarter of 2021 alone.

•In October 2021, Mark Zuckerberg announced that Facebook would be changing its name to “Meta,” spurring a surge in interest in the metaverse. According to the Washington Post, “A search of the Factiva database finds that it has appeared in more than 12,000 English-language news articles in the past two months, after appearing in fewer than 4,000 in the first nine months of 2021 — and fewer than 400 in any prior year.”

•After the Facebook announcement, Decentraland’s monthly active users nearly tripled, with the price of MANA “jolting from $0.75 to $3.56 and eventually closing in on $5.50,” according to readthegeneralist.com. “Decentraland's fully diluted market cap jumped from $1.6 billion to more than $7 billion in four days, effectively increasing its size from 1-800-FLOWERS to The New York Times over the equivalent of a long weekend.”

•By the fall of 2021, Decentraland had amassed 140,000 monthly active users.

•According to readthegeneralist.com, as of January 2022, Decentraland had a “market capitalization of $6.5 billion, more than 800,000 registered accounts, and logged 465,000 MAUs in December.”

•According to readthegeneralist.com, “Decentraland's "population" of roughly 800,000 registered profiles has already surpassed Vegas's own. According to its current CTO, its ‘city’ expanded by 3,300% between

December 2020 and December 2021. This figure doesn't include the ~70% of visitors that are "guests," and as such, not recorded in the system.”

•The Decentraland website refers to “the finite, traversable, 3D virtual space within Decentraland” as “LAND, a non-fungible digital asset maintained in an Ethereum smart contract. Land is divided into parcels that are identified by cartesian coordinates (x,y). These parcels are permanently owned by members of the community and are purchased using MANA, Decentraland’s cryptocurrency token. This gives users full control over the environments and applications that they create, which can range from anything like static 3D scenes to more interactive applications or games.”

•According to the Decentraland website, some parcels within Decentraland are organized into “themed communities” called “Districts.” This is meant to enable a shared space for community to gather around “common interests and uses.”

•Decentraland is organized as a DAO, which acts as “the decision-making tool for MANA, NAMES and LAND holders in Decentraland’s virtual world. Through votes in the DAO, the community can issue grants and make changes to the lists of banned names, POIs, and catalyst nodes. The DAO also controls the LAND and Estate smart contracts,” according to the Decentraland website.

•According to Decrypt: “Decentraland is a virtual world where people can buy, sell and build on the Ethereum blockchain.”

•According to Decrypt: “LAND owners control the content published on their land, which is coded into a smart contract. This content could be anything from scenes and images to games and applications. Users can explore, travel and visit venues in a similar way to in the real world. The platform is also a peer-to-peer network for users to interact.”

•According to Decrypt, the cryptocurrency MANA is a “utility token” which is used in Decentraland. MANA can be used to “pay for land, avatars, items, collectibles, and for entertainment like gambling. The ability to earn MANA is an incentive for developers to create and manage good content.”

•According to Decrypt: “MANA has a fixed supply and when LAND is bought in exchange for MANA, that MANA is burned.”

•From March 24-27, Decentraland hosted “Metaverse Fashion Week.” According to CoinDesk: “Brands such as Estée Lauder, Tommy Hilfiger, Dolce & Gabbana and Forever 21 are all participating in the virtual fashion event. Many spent weeks laying claim to metaverse-ready trademarks in what now appears to have been a preemptive brand protection strategy ahead of their NFT premiere. With the rise of digital goods and metaverse shopping experiences, Decentraland’s Fashion Week seeks to provide a space for people to express themselves and expand the understanding of their own self through wearables on their avatars, said Sam Hamilton, Decentraland’s creative director.”

•As of April 19, 2022, Decentraland is the 5th ranked of the top NFTs on OpenSea all time, ranked by volume, floor price, and other statistics.

•In 2022’s Wealth Report, Head of Retail Research at Knight Frank (an independent real estate consultant founded in 1896), Stephen Springham, discusses the trend that brands are finding ways to incorporate “fictional spaces as a secondary revenue stream,” giving the example of a digital version of a physical Gucci handbag selling for 162% more than it’s “real-world” original. Springham goes on to say, “The online, metaverse and physical stores need to be seamless and complement each other. They should be part of integrated thinking and are not binary, all adding to the brand.”

•The Underlying Asset is accompanied by proof of ownership stored on the Ethereum blockchain.

Notable Features

•The Underlying Asset is a Decentraland Estate 2X2 NFT Bundle.

•The Underlying Asset has the following four LAND NFTs: Parcel (2, -22) 1020847100762815390390123822295304634346; Parcel (3, -21) 1361129467683753853853498429727072845803; Parcel (3, -22) 1361129467683753853853498429727072845802; Parcel (2, -21) 1020847100762815390390123822295304634347.

Notable Defects

•The Underlying Asset is consistent the proof of ownership stored on the Ethereum blockchain.

Details

Series Decentraland Estate 2X2 NFT Bundle
Creator	Decentraland
NFT Collection	Decentraland
Total NFTs	4
NFT No. 1	Parcel (2, -22)
NFT No. 2	Parcel (3, -21)
NFT No. 3	Parcel (3, -22)
NFT No. 4	Parcel (2, -21)
Proof of Ownership	Ethereum Blockchain

Depreciation

The Company treats Memorabilia Assets as collectible and therefore will not depreciate or amortize the Series Decentraland Estate 2X2 NFT Bundle going forward.